EXHIBIT 99.1

Nothing in this electronic transmission constitutes an offer of, or an invitation to offer, securities for sale in any jurisdiction.

B Communications Ltd. Announces a Modified Dutch Auction Tender Offer for a Portion of its 7⅜% Senior Secured

Notes due 2021 with Net Proceeds from its Recent Sale of Bezeq Shares

Ramat Gan, Israel - May 26, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced that its subsidiary [B Communications (SP4) LP] (the “Offeror”), has invited holders of the Company’s 7⅜% Senior Secured Notes due 2021 (the “Notes”) (CUSIP: 05542Y AA7; ISIN Number: IL0011312266) to submit tenders to purchase their Notes for cash within a purchase price range of between US$1.00 to US$1.07, in each case inclusive, per US$1.00 nominal amount of Notes (the “Purchase Price Range”), on the terms and subject to the conditions contained in its Tender Offer Memorandum dated May 26, 2016 (the “Memorandum”) in accordance with a modified Dutch auction procedure for the Notes (the “Tender Offer”).

Subject to a minimum tender of US$1.00 in principal amount of Notes per holder, the amount in cash in U.S. dollars to be paid for each US$1.00 principal amount of the Notes accepted for purchase pursuant to the Tender Offer will be determined in accordance with the modified Dutch auction procedures subject to a purchase price for Notes tendered within the Purchase Price Range such that the total amount payable (excluding accrued and unpaid interest thereon up to but not including the Payment Date) for all Notes accepted for purchase (if any) pursuant to the Tender Offer will allow the purchase of at least US$244 million in aggregate principal amount of Notes (or such lesser amount of Notes as are validly tendered and not validly withdrawn) at an aggregate purchase price of not more than US$261 million (subject to rounding and pro ration).

The Offeror intends to fund the purchase of the Notes (if any) under the Tender Offer with funds made available by the Company, including cash-on-hand and the net cash proceeds of US$244 million from the sale of 115,500,000 ordinary shares of Bezeq-The Israel Telecommunications Corp. Ltd. in February 2016.

Aggregate principal amount of Notes outstanding as of the date hereof: US$800 million. The Tender Offer will expire at 5:00 pm, London time, on June 27, 2016, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”).

CUSIP: 05542Y AA7; ISIN Number: IL0011312266

Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the indenture governing the Notes or in the Memorandum. The Tender Offer will be made solely by, and subject to terms and conditions set forth in, the Memorandum, copies of which are available to holders directly from the Information and Tender Agent, subject to the offer and distribution restrictions set out in the Memorandum.

This announcement contains important information which should be read carefully before any decision is made with respect to the Tender Offer and must be read in conjunction with the Memorandum. Any individual or company whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee should contact such entity and instruct such entity, as the holder of such Notes, as to whether it wishes to participate in the transactions described herein. Noteholders should contact independent professional advisers for advice on the merits of the Tender Offer including, without limitation, the tax consequences thereof.

The Memorandum contains additional material information about the Tender Offer, the Offeror and the Company and all Noteholders are urged to read the Memorandum in its entirety, regardless of whether or not they anticipate participating in any of the Tender Offer.

The Dealer Manager is:

J.P. Morgan Securities LLC

383 Madison Avenue, 3rd floor

New York, New York 10179

USA

Attn: High Yield Syndicate

Inquiries regarding the Tender Offer may be addressed to:
Telephone: +1 (212) 834-2046
Email: alexander.w.silva@jpmorgan.com

The Information and Tender Agent is:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1 8HA
United Kingdom
Attention: David Shilson / Thomas Choquet

The Information and Tender Agent may be contacted at:
Telephone: +44 207 704 0880
Email: bcomafc@lucid-is.com

The Israeli Tender Agent is:

Epsilon Underwriting & Issuing Ltd.
40 Einstein Street
Ramat Aviv, Tel Aviv 6910203
Israel
Attention: Udi Toibin / Yoav Fogel

The Israeli Tender Agent may be contacted at:
Telephone: +972 3 745 0515
Email: udit@epsilon.co.il / hitum@epsilon.co.il

Neither the Company, the Offeror, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee, the Security Agent nor any other person makes any recommendation as to whether holders of Notes should tender their Notes, and no one has been authorized to make such a recommendation.

www.bcommunications.co.il

http://ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620